UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2010

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On November 8, 2010, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2010. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: November 9, 2010

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated November 8, 2010

5

Exhibit 99.1

QIAGEN Reports Third Quarter 2010 Results

•	Net sales of $274.3 million in line with QIAGEN’s quarterly expectations, 8% organic net sales growth excluding swine flu-related products

•	Adjusted EPS of $0.25 ($0.27 CER) exceeds target, adjusted operating income margin exceeds 29% of net sales (30% CER)

•	QIAsymphony RGQ launch in Europe aims to expand position in profiling and personalized healthcare; Abbott pact provides access to key assays for North American markets

QIAGEN's Third Quarter 2010

in US$ millions, except per share information	Q3 2010	Q3 2009	Growth

Net sales	274.3	259.7	6%
Net sales at constant exchange rates	279.1	259.7	7%
Net income, adjusted	58.8	53.5	10%
EPS, adjusted (US$)	0.25	0.26

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Venlo, The Netherlands, November 8, 2010 - QIAGEN N.V. (Nasdaq: QGEN; Frankfurt Prime Standard: QIA) today announced results of operations for the third quarter and the nine-month period ended September 30, 2010. Net sales for the third quarter of 2010 were in line with expectations provided by QIAGEN on August 10, 2010, while adjusted earnings per share exceeded those expectations.

“QIAGEN delivered a solid performance in the third quarter of 2010, meeting or exceeding our guidance against the backdrop of challenging economic conditions,” said Peer Schatz, Chief Executive Officer of QIAGEN N.V. “While our molecular diagnostics franchise continues to grow rapidly and gain share, the portion of U.S. sales in prevention assays (approximately 20% of sales and primarily HPV tests) has been exposed to declining doctors’ office visits. We have more than offset this pressure through successful market conversion, resulting in steadily increasing penetration. Our successful conversion efforts have produced sequential quarterly and year-over-year growth in this area despite a year-on-year decline in visits of up to 15%. Although we believe a reversal can be expected, this adverse trend has continued in the third quarter and will impact our full-year sales in 2010. At the same time, our underlying business performance remains strong, underscoring our strategic initiatives to expand in molecular diagnostics, applied testing, pharma and academia. As we look to 2011, and with current economic conditions anticipated to continue, we believe QIAGEN is well-positioned to keep growing significantly faster than its markets and make further progress toward global leadership in molecular technologies.”

Third Quarter 2010 Results

Net sales in the third quarter of 2010 increased 6% to $274.3 million from $259.7 million in the same quarter of 2009, and rose 7% at constant exchange rates (CER). Reported operating income for the quarter declined 6% to $50.2 million from $53.4 million in the same quarter of 2009, while net income for the 2010 quarter declined 3% to $36.5 million from $37.7 million in the 2009 quarter. Diluted earnings per share for the third quarter of 2010 declined to $0.15 (based on 239.0 million weighted average shares and share equivalents outstanding) from $0.18 in the comparable 2009 period (based on 208.3 million weighted average shares and share equivalents outstanding).

Adjusted operating income decreased 3% to $79.1 million in the third quarter of 2010 from $81.8 million in 2009, while adjusted net income rose 10% in the third quarter to $58.8 million from $53.5 million in the comparable 2009 period. Adjusted diluted earnings per share declined to $0.25 in the third quarter of 2010 from $0.26 in 2009. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

Nine-Month Period 2010 Results

Net sales rose 11% to $801.4 million in the nine-month period ended September 30, 2010, from $720.7 million in the same period of 2009. Reported operating income of $137.8 million for this nine-month period was slightly above the $137.3 million in the comparable 2009 period. Net income increased 16% to $108.0 million from $93.3 million in 2009, while diluted earnings per share of $0.45 in the 2010 period were unchanged from the comparable 2009 period.

Adjusted operating income in the nine-month period ended September 30, 2010, increased 6% to $225.8 million from $212.7 million in 2009, while adjusted net income rose 13% to $160.7 million in the first nine months of 2010 from $142.0 million in the comparable 2009 period. Adjusted diluted earnings per share decreased to $0.67 per share in the first nine months of 2010 from $0.69 per share in the comparable 2009 period.

Results for the third quarter and nine-month period of 2010 include the results of operations from recent acquisitions, notably SABiosciences Corporation (acquired in December 2009) and DxS Ltd. (acquired in September 2009). Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“Our performance in the third quarter of 2010, which faced a tough comparison against the exceptional contributions of swine flu-related products to our results in 2009, reaffirms our track record of delivering organic growth with improved profitability,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “By targeting further improvements through operational excellence initiatives we have improved our adjusted operating income margin during the year, exceeding 29% of net sales in the third quarter of 2010. We continue to focus on driving growth internally as well as by leveraging our strong balance sheet and cash flow.”

Driving Growth and Strengthening Strategic Position in Molecular Diagnostics

QIAGEN is in an important strategic phase, driving significant expansion in molecular diagnostics – prevention, profiling, personalized healthcare and point-of-need testing – by leveraging its global leadership in sample and assay technologies and making major investments in new products and market expansion.

Among product categories, consumables and related revenues represented 88% of net sales in the third quarter of 2010 and grew 10% CER over the third quarter of 2009. Instrumentation represented 12% of net sales in the third quarter of 2010, decreasing 5% CER from the comparable 2009 period.

All customer classes had improved performances in the third quarter of 2010, with 8% organic sales growth when excluding significant one-time contributions from swine flu-related products in 2009. An additional six percentage points of CER sales growth was attributed to acquisitions made within the last 12 months. (Total CER growth rates below are shown excluding swine flu-related sales):

Molecular diagnostics (50% of sales) advanced on solid demand from end-market customers and expansion of the profiling assays portfolio (approximately 20% of sales). Sales rose 18% CER, which included five percentage points attributed to acquisitions made within the last 12 months. In prevention assays (approximately 25% of sales), HPV (human papillomavirus) test screening and genotyping solution sales in the Americas have grown sequentially for three consecutive quarters in 2010, and also over the third quarter of 2009. QIAGEN’s successful market adoption initiatives continued to drive sales, more than offsetting a significant decline in patient visits to doctors amid challenging U.S. economic conditions. In personalized healthcare (approximately 5% of sales), QIAGEN formed an additional partnership with an undisclosed major pharmaceutical company to develop a molecular companion diagnostic.

Applied testing (7% of sales) benefited from portfolio expansion initiatives and the assay launch addressing new European standards in forensic testing as sales rose 30% CER, which included seven percentage points attributed to acquisitions made within the last 12 months. Further growth is expected from the launch during the fourth quarter of 2010 of the first series of food tests following the May 2010 acquisition of the German food market business Institute for Product Quality (ifp).

Pharma (20% of sales) enjoyed sustained demand for products used by pharmaceutical companies in development, particularly in Asia, while growth for products used in drug discovery remained soft. Sales grew 11% CER, with eight percentage points attributed to acquisitions made within the last 12 months.

Academia (23% of sales) showed a softer performance in the third quarter of 2010, although trends indicate a solid market outlook. Sales rose 5% CER, with five percentage points attributed to acquisitions made within the last 12 months.

At constant exchange rates, the Americas (53% of sales), Europe (35% of sales) and Asia/Japan (11% of sales) all advanced at robust double-digit rates in the third quarter of 2010 compared to the same period in 2009 when excluding swine flu-related product sales.

QIAGEN’s current pipeline is exceptionally strong, providing a competitive differentiation and key growth contributor. A key 2010 milestone was the European launch in September of QIAsymphony RGQ, an automated modular testing platform, to address the fast-growing molecular diagnostics market and in particular applications in profiling and personalized healthcare. It is the only modular system that covers entire laboratory workflows from initial sample preparation to the final result, and allows customers to run commercial assays as well as to develop and conduct their own PCR-based assays.

QIAsymphony RGQ, with approximately 10 assays targeted for U.S. regulatory submissions, also forms the basis of an October 2010 agreement with Abbott Laboratories that is expected to significantly strengthen the testing menus of both companies for automated in vitro diagnostic applications in the U.S. and Canada. The addition of Abbott’s molecular assays for HIV-1 and HCV (hepatitis C) will expand the molecular diagnostic menu of QIAsymphony RGQ to include some of the most frequently performed assays, increasing the attractiveness of this platform as a complete solution.

In personalized healthcare, the therascreen KRAS assay, which determines the gene mutation status in patients with metastatic colon cancer, is expected to be submitted shortly for U.S. regulatory approval. This would mark another key milestone in the expansion of QIAGEN’s global leadership position in personalized healthcare, which benefited greatly from the September 2009 acquisition of DxS and subsequent integration that has been completed in 2010. QIAGEN offers approximately 20 molecular assays in personalized healthcare and has a packed development pipeline. QIAGEN is a clear partner of choice for companion diagnostics, with more than 15 collaborations under way with pharmaceutical companies.

2010 outlook

For 2010, QIAGEN is reaffirming its full-year earnings guidance. Based on foreign exchange rates as of January 31, 2010, adjusted diluted earnings per share of $0.91 - $0.92 are expected, which is within the guidance range set by QIAGEN in February 2010. The target for full-year 2010 net sales has been adjusted to a new range of $1,090 - $1,105 million from $1,120 - $1,170 million based on foreign exchange rates as of January 31, 2010. This reflects the ongoing adverse impact of reduced U.S. patient visits to doctors for HPV tests in its prevention portfolio (impacting approximately 20% of sales), which has temporarily dampened QIAGEN’s growth that has been driven by successful market conversion initiatives.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented during a conference call on Tuesday, November 9, 2010, at 9:30 ET / 15:30 CET. The corresponding presentation slides will be available for download shortly before the conference call at www.qiagen.com/goto/ConferenceCall, and a webcast is available at this website. A replay will also be made available on this website.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance as well as considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The Company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs nearly 3,600 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between business segments, the commercial development of markets for our products in applied testing, personal healthcare, clinical research, proteomics, women’s health/HPV testing, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate and protect its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Investor Relations		Public Relations
Dr. Solveigh Mähler	+49 2103 29 11710	Dr. Thomas Theuringer	+49 2103 29 11826
Albert F. Fleury	+1 301 944 7028
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in US$ thousands, except per share data)	Three months ended September 30,
	2010	2009
Net sales	274,317	259,659
Cost of sales	93,797	86,647

Gross profit	180,520	173,012

Operating expenses:
Research and development	30,980	26,747
Sales and marketing	66,941	60,719
General and administrative, integration and other	26,484	27,805
Acquisition-related intangible amortization	5,880	4,387

Total operating expenses	130,285	119,658

Income from operations	50,235	53,354

Other income (expense):
Interest income	1,227	678
Interest expense	(6,980)	(7,405)
Other income, net	2,374	2,692

Total other expense	(3,379)	(4,035)

Income before provision for income taxes	46,856	49,319
Provision for income taxes	10,368	11,629

Net income	36,488	37,690

Weighted average number of diluted common shares	238,977	208,316

Diluted net income per common share	$0.15	$0.18

Diluted net income per common share, adjusted	$0.25	$0.26

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in US$ thousands, except per share data)	Nine months ended September 30,
	2010	2009
Net sales	801,399	720,748
Cost of sales	274,861	241,787

Gross profit	526,538	478,961

Operating expenses:
Research and development	92,001	77,340
Sales and marketing	197,632	175,857
General and administrative, integration and other	81,262	76,210
Acquisition-related intangible amortization	17,878	12,289

Total operating expenses	388,773	341,696

Income from operations	137,765	137,265

Other income (expense):
Interest income	3,416	2,541
Interest expense	(20,903)	(22,136)
Other income, net	7,469	5,249

Total other expense	(10,018)	(14,346)

Income before provision for income taxes	127,747	122,919
Provision for income taxes	19,725	29,616

Net income	108,022	93,303

Weighted average number of diluted common shares	240,846	205,096

Diluted net income per common share	$0.45	$0.45

Diluted net income per common share, adjusted	$0.67	$0.69

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in US$ thousands, except par value)	September 30, 2010	December 31, 2009
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	807,752	825,557
Short-term investments	79,552	40,000
Accounts receivable, net	214,918	193,737
Income taxes receivable	8,323	12,907
Inventories, net	131,245	130,851
Prepaid expenses and other	74,863	96,893
Deferred income taxes	34,909	33,525

Total current assets	1,351,562	1,333,470

Long-Term Assets:
Property, plant and equipment, net	336,746	317,467
Goodwill	1,348,439	1,337,064
Intangible assets, net	777,428	752,296
Deferred income taxes	29,632	26,387
Other assets	46,717	29,780

Total long-term assets	2,538,962	2,462,994

Total assets	3,890,524	3,796,464

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	65,067	43,775
Accrued and other liabilities	210,474	248,699
Income taxes payable	22,958	10,727
Current portion of long-term debt	75,427	50,000
Current portion of capital lease obligations	3,555	3,417
Deferred income taxes	17,674	18,912

Total current liabilities	395,155	375,530

Long-Term Liabilities:
Long-term debt, net of current portion	797,645	870,000
Capital lease obligations, net of current portion	24,440	27,554
Deferred income taxes	206,606	212,690
Other liabilities	36,209	19,521

Total long-term liabilities	1,064,900	1,129,765

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—232,832 shares in 2010 and 232,074 shares in 2009	2,721	2,711
Additional paid-in-capital	1,642,473	1,622,733
Retained earnings	723,601	615,579
Accumulated other comprehensive income	61,674	50,146

Total shareholders’ equity	2,430,469	2,291,169

Total liabilities and shareholders’ equity	3,890,524	3,796,464

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended September 30, 2010

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported results	274.3	180.5	50.2	46.9	(10.4)	36.5	$0.15

Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.2	3.8	3.7	2.7	6.4	0.03

Purchased intangibles amortization	—	15.6	21.5	21.5	(7.6)	13.9	0.06

Share-based compensation	—	0.2	3.6	3.6	(1.0)	2.6	0.01
Income from divestitures and other acquisition related income	—	—	—	(0.6)	—	(0.6)	—

Total adjustments	—	16.0	28.9	28.2	(5.9)	22.3	0.10

Adjusted results	274.3	196.5	79.1	75.1	(16.3)	58.8	$0.25

*	Using 239.0 M diluted shares

Three months ended September 30, 2009

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported results	259.7	173.0	53.4	49.3	(11.6)	37.7	$0.18

Adjustments:
Business integration, acquisition related and restructuring costs	—	0.3	2.8	2.8	(0.9)	1.9	0.01

Purchased intangibles amortization	—	13.1	17.5	17.5	(6.1)	11.4	0.06

Share-based compensation	—	0.2	2.3	2.3	(0.7)	1.6	0.01

Acquisition of DxS Ltd.	—	2.5	5.8	5.8	(1.7)	4.1	0.02
Income from divestitures and other acquisition related income	—	—	—	(2.4)	(0.8)	(3.2)	(0.02)

Total adjustments	—	16.1	28.4	26.0	(10.2)	15.8	0.08

Adjusted results	259.7	189.1	81.8	75.3	(21.8)	53.5	$0.26

*	Using 208.3 M diluted shares

Tables may have rounding differences.

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Nine months ended September 30, 2010

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported results	801.4	526.5	137.8	127.7	(19.7)	108.0	$0.45

Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.9	14.2	14.2	(9.3)	4.9	0.02

Purchased intangibles amortization	—	46.0	63.8	63.8	(22.5)	41.3	0.17

Share-based compensation	—	0.7	10.0	10.0	(2.9)	7.1	0.03
Income from divestitures and other acquisition related income	—	—	—	(0.6)	—	(0.6)	—

Total adjustments	—	47.6	88.0	87.4	(34.7)	52.7	0.22

Adjusted results	801.4	574.1	225.8	215.1	(54.4)	160.7	$0.67

*	Using 240.8 M diluted shares

Nine months ended September 30, 2009

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*

Reported Results	720.7	479.0	137.3	122.9	(29.6)	93.3	$0.45

Adjustments:
Business integration, acquisition related and restructuring costs	—	0.7	10.7	10.7	(3.4)	7.3	0.04

Purchased intangible amortization	—	39.3	51.6	51.6	(18.0)	33.6	0.17

Share-based compensation	—	0.7	7.3	7.3	(2.2)	5.1	0.02

Acquisition of DxS Ltd.	—	2.5	5.8	5.8	(1.7)	4.1	0.02
Income from divestitures and other acquisition related income	—	—	—	(2.4)	(0.8)	(3.2)	(0.02)
Acquisition related write-off of prepaid expenses and other asset impairment	—	—	—	2.7	(0.9)	1.8	0.01

Total adjustments	—	43.2	75.4	75.7	(27.0)	48.7	0.24

Adjusted results	720.7	522.2	212.7	198.6	(56.6)	142.0	$0.69

*	Using 205.1 M diluted shares

Tables may have rounding differences.